# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Neptune Insurance Holdings Inc., CIK 0002067129
CUSIP: 64073B103
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 400 6TH ST S, ST. PETERSBURG, Florida (FL), 33701
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-25-272619
Filed by CIK 0001894163

## Reporting persons
- FTV VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 16,310,781; sole dispositive power 0; shared dispositive power 16,310,781; aggregate amount beneficially owned 16,310,781 (17.19% of the class)
  Comment: The reported percentage is calculated based upon 94,895,913 shares of Class A common stock ("Common Stock") outstanding as of April 27, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q ("Form 10-Q") filed with the Securities and Exchange Commission ("SEC") on April 29, 2026.
- FTV-NE Aggregator, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 16,310,781; sole dispositive power 0; shared dispositive power 16,310,781; aggregate amount beneficially owned 16,310,781 (17.19% of the class)
  Comment: The reported percentage is calculated based upon 94,895,913 shares of Common Stock outstanding as of April 27, 2026, as reported by the Issuer in its Form 10-Q filed with the SEC on April 29, 2026.
- Growth VII-Centre, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 16,310,781; sole dispositive power 0; shared dispositive power 16,310,781; aggregate amount beneficially owned 16,310,781 (17.19% of the class)
  Comment: The reported percentage is calculated based upon 94,895,913 shares of Common Stock outstanding as of April 27, 2026, as reported by the Issuer in its Form 10-Q filed with the SEC on April 29, 2026.
- FTV Management VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 16,310,781; sole dispositive power 0; shared dispositive power 16,310,781; aggregate amount beneficially owned 16,310,781 (17.19% of the class)
  Comment: The reported percentage is calculated based upon 94,895,913 shares of Common Stock outstanding as of April 27, 2026, as reported by the Issuer in its Form 10-Q filed with the SEC on April 29, 2026.

## Item 1. Issuer
Name of issuer: Neptune Insurance Holdings Inc.
Address of issuer's principal executive offices:
400 6TH STREET S, SUITE 2, ST. PETERSBURG, FLORIDA
33701

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and individuals listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) FTV VII, L.P. ("FTV VII")
(ii) FTV-NE Aggregator, LLC ("FTV-NE Aggregator")
(iii) Growth VII-Centre, L.P. ("Growth VII-Centre")
(iv) FTV Management VII, L.P. ("FTV Management")
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is 601 California Street, Floor 19, San Francisco, CA 94108.
Citizenship: See responses to row 4 on each cover page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to row 9 on each cover page.

The reported securities are directly held as follows: 14,325,878 by FTV VII, 992,452 by FTV-NE Aggregator and 992,451 by Growth VII-Centre. FTV-NE Aggregator is managed by FTV VII, its sole member, which is managed by FTV Management, its general partner. Growth VII-Centre is managed by FTV Management, its general partner. Accordingly, the investment committee of FTV Management exercises voting and investment discretion with respect to the reported securities. The filing of this statement shall not be construed as an admission that the Reporting Persons or any of the foregoing are the beneficial owners of any of the securities covered by this statement.

The reported securities represent 17.19% of the outstanding Common Stock. Such calculation is based upon 94,895,913 shares of Common Stock outstanding as of April 27, 2026, as reported by the Issuer in its Form 10-Q filed with the SEC on April 29, 2026. See responses to row 11 on each cover page.
Percent of class: 17.19
Sole power to vote or to direct the vote: See responses to row 5 on each cover page.
Shared power to vote or to direct the vote: See responses to row 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to row 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- FTV VII, L.P.: /s/ Andy Fleischman, Andy Fleischman / Managing Member (08/14/2026)
- FTV-NE Aggregator, LLC: /s/ Andy Fleischman, Andy Fleischman / Vice President & Secretary (08/14/2026)
- Growth VII-Centre, L.P.: /s/ Andy Fleischman, Andy Fleischman / Managing Member (08/14/2026)
- FTV Management VII, L.P.: /s/ Andy Fleischman, Andy Fleischman / Managing Member (08/14/2026)
Comment: Exhibit 99.1 Joint Filing Agreement, dated as of November 7, 2025, incorporated by reference into this Schedule 13G.

FTV VII, L.P., By: FTV Management VII, L.P., its General Partner, By: FTV VII GP, L.L.C., its General Partner.
Growth VII-Centre, L.P., By: FTV Management VII, L.P., its General Partner, By: FTV VII GP, L.L.C., its General Partner.
FTV Management VII, L.P., By: FTV VII GP, L.L.C., its General Partner.